J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

February 24, 2025

Raymond Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan U.S.
Research Enhanced Large Cap ETF (the “Fund”)
File Nos. 333-191837; 811-22903;
Post-Effective Amendment No. 461

Dear Mr. Be:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided on January 23, 2025, with respect to the filing made on December 2, 2024, related to the Fund. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

GENERAL

1.

Comment: Please file responses to these comments on EDGAR at least five business days prior to the effectiveness of the post-effective amendment to the Fund’s registration statement filed pursuant to Rule 485(b) (“Rule 485(b) PEA”). In addition, please email to the commenter marked copies of the revised pages to the Fund’s prospectus reflecting responses to the following comments. Please apply comments to disclosure in one section to similar disclosures throughout.

Response: We agree to take these actions prior to the effectiveness of the Fund’s Rule 485(b) PEA.

PROSPECTUS

Fees and Expenses of the Fund

2.

Comment: Please supplementally provide us with the fee table before filing. In addition, please supplementally explain how you determined an estimate for “Other Expenses” for the first fiscal year end and why that estimate is reasonable.

Response: The completed fee tables will be updated in the filings made pursuant to Rule 485(b) and will be emailed to you prior to the filing of the Rule 485(b) PEA.

The Fund’s shareholders are not currently expected to incur any “Other Expenses” as defined under Form N-1A. Footnote 1 of the Annual Fund Operating Expenses table discloses that the Fund’s investment adviser will pay substantially all expenses of the Fund, with certain exceptions. Accordingly, the Fund plans to omit the “Other Expenses” line item in the Annual Fund Operating Expenses table. If in the future the Fund incurs “Other Expenses,” as defined in Form N-1A (“N-1A”), the table will be modified to the extent required under N-1A.

The Fund’s Main Investment Strategy

3.

Comment: Disclosure in the investment strategy section states the following: “The research findings allow the adviser to rank the companies in each sector group according to their relative value.” Please explain the types of data and analysis the fund uses to determine a company’s “relative value”.

Response: The disclosure will be revised to include the following in the “Investment Process section of “What are the Fund’s main investment strategies?”:

In order to determine a company’s relative value, the adviser analyses proprietary data, information self-reported by companies, data from third party vendors and internal fundamental research.

The Fund’s Main Investment Risks

4.	Comment: Large Cap Company Risk. Please confirm that this is the only principal risk that the Fund anticipates for the large cap securities.

Response: We have reviewed the current disclosure and believe that it appropriately identifies the main risks associated with investments in large cap securities.

*  *  *  *  *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at +1614 213 4020 or email her at elizabeth.a.davin@jpmorgan.com.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin Assistant Secretary

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